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                           July 16, 2020

       John Melo
       President and Chief Executive Officer
       Amyris, Inc.
       5885 Hollis Street, Ste. 100
       Emeryville, California 94608

                                                        Re: Amyris, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 10, 2020
                                                            File No. 333-239823

       Dear Mr. Melo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason L.
Drory at 202-551-8342 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Amanda L. Rose, Esq.